Exhibit 99.1

Global Partner for Success

HiSoft Reports Third Quarter 2011 Financial Results

Company Exceeds Top- and Bottom-line Guidance for the Third Quarter 2011

BEIJING, November 14, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced its unaudited financial results for the third quarter 2011 ended September 30, 2011.

Third Quarter 2011 Highlights

•                  Net revenues increased 51.5% year-over-year to US$58.9 million from US$38.9 million for the corresponding period in 2010

•                  Gross profit increased 44.6% year-over-year to US$20.9 million from US$14.5 million for the corresponding period in 2010

•                  Diluted net income per ADS(1) was US$0.14 compared to US$0.16 in the corresponding period in 2010

•                  Non-GAAP(2) diluted net income per ADS was US$0.26 compared to US$0.21 in the corresponding period in 2010

•                  Total employee headcount as of September 30, 2011 was 6,910.

“We continued to successfully execute our growth strategy in the third quarter, beating our guidance and reporting strong results across all service lines and major geographical markets,” said HiSoft Chief Executive Officer Mr. Tiak Koon Loh. “We are particularly pleased to see momentum building from our efforts investing into higher value-added solutions, as we now record 20% of our net revenues being derived from the higher value-added solution services in our consulting and packaged solutions category. Growth in this category of solution services also helped contribute to our second consecutive quarter of improvement in operating profit margins.”

Mr. Loh continued, “In China, our domestic business continued to experience triple digit growth fueled by increased penetration into new service areas with some of our larger clients.  Finally, our strong quarter of results was rounded out by a return to normal levels of operations in our Japan business, which saw an acceleration of demand from the manufacturing sector for R&D services and recorded growth of 13% quarter-over-quarter.”

Third Quarter 2011 Financial Results

Net Revenues

Net revenues were US$58.9 million for the third quarter of 2011, an increase of 51.5% year-over-year from US$38.9 million for the corresponding period in 2010. The year-over-year increase in net revenues was driven by strong demand across all service lines and major geographies.

Net Revenues by Service Line

HiSoft has two principal service lines: IT services and research and development (“R&D”) services. The Company divides IT services into two categories: consulting and packaged solution services (“CPS”) and application development, testing and maintenance services (“ADM”).

Net revenues from IT services were US$34.1 million for the third quarter of 2011, an increase of 67.4% year-over-year from US$20.4 million for the corresponding period in 2010. Net revenues from R&D services were US$24.8 million for the third quarter of 2011, an increase of 34.0% year-over-year from US$18.5 million for

(1)  Each American depositary share (“ADS”) represents 19 common shares.

(2)  Non-GAAP gross profit, non-GAAP operating income, non-GAAP net income, non-GAAP diluted net income per ADS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition, and success fee related to business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

the corresponding period in 2010. The Company’s CPS services continue to show good growth potential, with revenues increasing 317.0% year-over-year. The year-over-year growth in CPS services was primarily driven by healthy revenue contribution from the acquisition of Nouveon Technology Partners, Inc. and strong demand from customers in the China domestic market.

	Three Months Ended		Three Months Ended
	September 30, 2011		September 30, 2010
	(US$ in thousands, except percentages)

IT Services	34,084	57.9%	20,359	52.4%

CPS	11,823	20.1%	2,835	7.3%

ADM	22,261	37.8%	17,524	45.1%

R&D Services	24,790	42.1%	18,495	47.6%

Total Net Revenues	58,874	100.0%	38,854	100.0%

Net Revenues by Geographic Markets

Based on the location of clients’ headquarters, the United States and Europe, the Company’s largest geographic market, accounted for US$35.0 million or 59.4% of net revenues during the third quarter of 2011, followed by 17.4% for Greater China, 17.1% for Japan, and 6.1% for Others.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 38.5% of net revenues in the third quarter of 2011, while the United States and Europe accounted for 27.5%, Japan accounted for 19.6% and Others accounted for 14.4%.

Largest Clients as a Percentage of Net Revenues

Revenues from the Company’s top three clients, top five clients and top ten clients accounted for 26.0%, 34.5% and 49.5% of net revenues, respectively, during the third quarter of 2011, compared to 30.4%, 39.8% and 55.9%, respectively, for the corresponding period in 2010.

Gross Profit and Gross Margin

Gross profit was US$21.0 million for the third quarter of 2011, an increase of 44.6% year-over-year from US$14.5 million for the corresponding period in 2010. During the third quarter of 2011, gross margin was 35.6% compared to 37.3% for the corresponding period in 2010. The year-over-year decrease in gross margin  was mainly attributable to the Company’s investment in higher value-added service offerings.

Non-GAAP gross margin improved slightly from 35.6% to 35.9% driven by increased sales of CPS services with higher margins started to gain traction.

Operating Expenses

Total operating expenses, which include general and administrative expenses, sales and marketing expenses and change in fair value of contingent consideration payable for business acquisitions, were US$16.9 million for the third quarter of 2011, an increase of 76.3% year-over-year from US$9.6 million for the corresponding period in 2010. The year-over-year increase was primarily due to expenses related to the strengthening of sales teams, the addition of management capacity, increased costs related to being a publicly listed company and an increase in foreign currency loss.

Operating Income and Operating Margin

Operating income for the third quarter of 2011 was US$4.1 million, a decrease of 17.2% year-over-year from

US$4.9 million for the corresponding period in 2010. Non-GAAP operating income for the third quarter 2011 was US$7.9 million, an increase of 23.0% year-over-year from US$6.4 million for the corresponding period in 2010.

Operating margin was 6.9% for the third quarter of 2011, compared to 12.6% for the corresponding period in 2010. Non-GAAP operating margin was 13.4% for the third quarter of 2011, compared to 16.5% for the corresponding period in 2010. The year-over-year decline in operating income and margin was primarily due to the Company’s continued investment efforts to grow its higher value-added services business. Notably, non-GAAP operating margin improved sequentially from 11.2% to 13.4%, as sales of the higher margin solutions started to gain traction.

Provision for Income Taxes

The provision for income taxes was US$0.4 million for the third quarter of 2011, compared to a US$0.6 million provision for income taxes in the third quarter of 2010.

Net Income and Net Income per ADS

Net income attributable to HiSoft Technology International Limited was US$4.4 million for the third quarter of 2011, a decrease of 7.8% year-over-year from US$4.8 million for the corresponding period in 2010. Diluted earnings per ADS was US$0.14 for the third quarter of 2011. Excluding the impact of US$0.01 per ADS from foreign currency loss(3), it was US$0.15 for the third quarter of 2011, compared to US$0.16 for the corresponding period in 2010.

Non-GAAP net income was US$8.2 million for the third quarter of 2011, an increase of 31.0% year-over-year from US$6.3 million for the corresponding period in 2010. Non-GAAP diluted net income per ADS was US$0.26 in the third quarter of 2011. Excluding the impact of US$0.01 per ADS from foreign currency loss  non-GAAP diluted net income per ADS would have been US$0.27 in the third quarter of 2011, compared to US$0.21 in the corresponding period in 2010.

Cash Management and DSO

As of September 30, 2011, HiSoft had cash and cash equivalents, restricted cash, and term deposits totaling US$125.2 million. Operating cash flow for the third quarter of 2011 was a net inflow of approximately US$1.5 million.

Days sales outstanding was 88 days for the third quarter of 2011.

Nine Months Ended September 30, 2011 Financial Results

Net Revenues

Net revenues were US$154.1 million for the nine months ended September 30, 2011, an increase of 48.0% year-over-year from US$104.1 million for the corresponding period in 2010.

(3)For reporting purposes, foreign currency gains or losses are related to the USD capital injection in China which has not been converted to RMB yet. These gains or losses are not generated by daily operating transactions.

Gross Profit and Gross Margin

Gross profit was US$53.0 million for the nine months ended September 30, 2011, an increase of 37.7% year-over-year from US$38.5 million for the corresponding period in 2010. For the nine months ended September 30, 2011, gross margin was 34.4%, compared to 37.0% for the corresponding period in 2010.

Non-GAAP gross margin improved sequentially from 34.1% to 34.8%.

Operating Expenses

Total operating expenses were US$42.5 million for the nine months ended September 30, 2011, an increase of 63.4% year-over-year from US$26.0 million for the corresponding period in 2010.

Operating Income and Operating Margin

Operating income for the nine months ended September 30, 2011 was US$10.5 million, a decrease of 15.9% year-over-year from US$12.5 million for the corresponding period in 2010. Non-GAAP operating income for the nine months ended September 30, 2011 was US$18.1 million, an increase of 9.7% year-over-year from US$16.5 million for the corresponding period in 2010.

Operating margin was 6.8% for the nine months ended September 30, 2011, compared to 12.0% for the corresponding period in 2010. Non-GAAP operating margin was 11.8% for the nine months ended September 30, 2011, compared to 15.9% for the corresponding period in 2010.

Net Income and Net Income per ADS

Net income was US$11.1 million for the nine months ended September 30, 2011, a decrease of 3.7% from US$11.5 million for the corresponding period in 2010. Diluted net income per ADS was US$0.35 for the nine months ended September 30, 2011. Excluding the impact of US$0.03 per ADS from foreign currency loss, it was US$0.38 for the nine months ended September 30, 2011, compared to US$0.46 for the corresponding period in 2010.

Non-GAAP net income was US$18.7 million for the nine months ended September 30, 2011, an increase of 20.3% from US$15.6 million for the corresponding period in 2010. Non-GAAP diluted net income per ADS was US$0.59 for the nine months ended September 30, 2011, compared to US$0.62 for the corresponding period in 2010. Excluding the impact of US$0.03 per ADS from foreign currency loss, non-GAAP diluted net income per ADS was US$0.62 for the nine months ended September 30, 2011, compared to US$0.62 in the corresponding period in 2010.

DSO

Days sales outstanding was 93 days for the nine month period ending September 30, 2011.

Outlook for the Full Year 2011

For the full year 2011, based on current market and operating conditions and current book orders, the Company expects:

•                  Net revenues to be at least US$216 million, representing an expected growth rate of at least 47.4% compared to 2010

•                  Non-GAAP diluted net income per ADS to be in the estimated range of US$0.90 to US$0.91, excluding foreign currency exchange gains or losses. This represents an expected growth rate of between 28.6% to 30.0% year-over-year, based on 31.6 million weighted average ADSs outstanding.

Due to continued volatility in the currency markets, the non-GAAP diluted net income per ADS outlook excludes impacts relating to foreign currency exchange gains or losses. In addition, the non-GAAP diluted net income per ADS outlook assumes an effective income tax rate of 9% to 10%.

These estimates are based on current market and operating conditions, are subject to change, and may be influenced positively or negatively by factors outside the Company’s control, including but not limited to the recent volatility in macroeconomic events in the markets in which the Company operates.

Third Quarter 2011 Conference Call Details

HiSoft management will hold an earnings conference call at 6:00 p.m. Eastern Time on Monday, November 14, 2011, (7:00 a.m. Beijing/Hong Kong Time on Tuesday, November 15, 2011). Management will discuss results and highlights of the quarter and answer questions from investors.

The dial-in numbers for the conference call are as follows:

U.S. Toll Free: +1-800-860-2442

International Dial In: +1-412-858-4600

The conference call will be broadcast live over the Internet and can be accessed by clicking the following link: http://www.mzcan.com/cancast/us/index.php?id=usHSFT_24&version=e

Additionally, an archived webcast of this call will be available on the Investor Relations section of the HiSoft website at http://www.hisoft.com

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond HiSoft’s control, which may cause HiSoft’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in HiSoft’s filings with the U.S. Securities and Exchange Commission. HiSoft does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Non-GAAP Financial Measures

To supplement HiSoft’s consolidated financial results presented in accordance with GAAP, HiSoft uses the following measures defined as non-GAAP financial measures by the SEC: Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins which exclude share-based compensation expense, amortization of acquired intangible assets, change in fair value of contingent consideration payable for business acquisition and success fee related to business acquisition. Non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

HiSoft believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP gross margin, non-GAAP operating income, non-GAAP net income and non-GAAP diluted net income per ADS and related margins is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be for the foreseeable future a significant recurring expense in the business. The presentation of these measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported of forecasted by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	September 30, 2011	December 31, 2010

ASSETS
Current Assets
Cash and cash equivalents	$91,673	$169,893
Restricted cash	1,147	359
Term deposits	32,356	—
Account receivable, net	58,201	43,761
Other current assets	6,688	6,885
Total current assets	190,065	220,898

Property, plant and equipment, net	12,879	9,772
Goodwill and intangible assets, net	44,944	23,092
Other long-term assets	2,650	1,330
Total assets	$250,538	$255,092

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities (including current liabilities of the consolidated variable interest entity without recourse to HiSoft Technology International Limited of $235 and $229 as of September 30, 2011 and December 31, 2010, respectively)	$49,092	$78,532
Other liabilities	2,684	1,608
Total liabilities	51,776	80,140
Total HiSoft Technology International Limited shareholders’ equity	197,634	174,952
Non-controlling interest	1,128	—
Total liabilities and equity	$250,538	$255,092

Note:

As of September 30, 2011, there were 596,329,416 ordinary shares (equivalent to 31,385,759 ADSs) issued and outstanding.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except for share, per share data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Net revenues	$58,874	$38,854	$154,053	$104,085
Cost of revenues	(37,925)	(24,363)	(101,025)	(65,575)
Gross profit	20,949	14,491	53,028	38,510

Operating expenses	(16,882)	(9,578)	(42,519)	(26,016)
Income from operations	4,067	4,913	10,509	12,494

Other income	854	481	2,073	724
Net income before income tax expenses	4,921	5,394	12,582	13,218

Income tax expenses	(416)	(609)	(1,259)	(1,687)
Net income	4,505	4,785	11,323	11,531

Add: Net income attributable to non-controlling interest	(92)	—	(219)	—
Net income attributable to HiSoft Technology International Limited	$4,413	$4,785	$11,104	$11,531

Net income per share
Basic	$0.01	$0.01	$0.02	$0.03
Diluted	0.01	0.01	0.02	0.02

Weighted average shares used in calculating net income per common share
Basic	595,251,268	536,939,376	586,484,199	241,168,616
Diluted	597,081,354	579,709,226	599,159,307	477,945,681

Net Income per ADS
Basic	$0.14	$0.17	$0.36	$0.49
Diluted	0.14	0.16	0.35	0.46

Weighted average ADS used in calculating net income per ADS
Basic	31,329,014	28,259,967	30,867,589	12,693,085
Diluted	31,425,334	30,511,012	31,534,700	25,155,036

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

GAAP operating income	$4,067	$4,913	$10,509	$12,494
GAAP operating income margin	6.9%	12.6%	6.8%	12.0%

Adjustments:
- Share-based compensation	1,806	1,065	4,097	2,881
- Amortization of acquired intangible assets	787	228	1,633	591
- Change in fair value of contingent consideration payable for M&A	788	215	1,440	564
- Success fee related to business acquisition	450	—	450	—

Non-GAAP operating income	$7,898	$6,421	$18,129	$16,530
Non-GAAP operating income margin	13.4%	16.5%	11.8%	15.9%

GAAP net income	$4,413	$4,785	$11,104	$11,531
GAAP net margin	7.5%	12.3%	7.2%	11.1%

Adjustments:
- Share-based compensation	1,806	1,065	4,097	2,881
- Amortization of acquired intangible assets	787	228	1,633	591
- Change in fair value of contingent consideration payable for M&A	788	215	1,440	564
- Success fee related to business acquisition	450	—	450	—

Non-GAAP net income	$8,244	$6,293	$18,724	$15,567
Non-GAAP net margin	14.0%	16.2%	12.2%	15.0%

Non-GAAP net income per ADS
Basic	0.26	0.22	0.61	0.66
Diluted	0.26	0.21	0.59	0.62

Weighted average ADS used in calculating Non-GAAP net income per ADS
Basic	31,329,014	28,259,967	30,867,589	12,693,085
Diluted	31,425,334	30,511,012	31,534,700	25,155,036

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (continued)

(US dollars in thousands, except per share data and percentages)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

GAAP net income per ADS
Basic	0.14	0.17	0.36	0.49
Adjustments:
- Share-based compensation	0.05	0.03	0.14	0.12
- Amortization of acquired intangible assets	0.03	0.01	0.05	0.03
- Change in fair value of contingent consideration payable for M&A	0.03	0.01	0.05	0.02
- Success fee related to business acquisition	0.01	—	0.01	—
Non-GAAP net income per ADS
Basic	0.26	0.22	0.61	0.66

GAAP net income per ADS
Diluted	0.14	0.16	0.35	0.46
Adjustments:
- Share-based compensation	0.05	0.03	0.13	0.11
- Amortization of acquired intangible assets	0.03	0.01	0.05	0.03
- Change in fair value of contingent consideration payable for M&A	0.03	0.01	0.05	0.02
- Success fee related to business acquisition	0.01	—	0.01	—
Non-GAAP net income per ADS
Diluted	0.26	0.21	0.59	0.62

Note:

The non-GAAP net income per ADS are computed using non-GAAP net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in U.S. dollars in thousands)

	Three-Month Periods Ended September 30,		Nine-Month Periods Ended September 30,
	2011	2010	2011	2010
Cash flows from operating activities:
Net income	$4,505	$4,785	$11,323	$11,531
Adjustments to reconcile net income to net cashprovided by operating activities:
(Reversal) provision for doubtful accounts	(3)	(6)	205	(18)
Loss on disposal of property, plant and equipment	6	69	38	455
Depreciation	1,148	704	3,083	2,163
Change in fair value of foreign-currency forward contract	(14)	(27)	39	15
Success fee related to business acquisition	450	—	450	—
Amortization of intangible assets	787	228	1,633	591
Interest (income) expense	—	(43)	64	(122)
Share-based compensation expenses	1,806	1,065	4,097	2,881
Changes in fair value of contingent consideration	788	215	1,440	564
Changes in operating assets and liabilities:
Accounts receivable	(4,926)	(4,200)	(13,362)	(14,103)
Other current assets	(879)	(257)	1,242	(155)
Income tax receivable	1,727	—	2,565	36
Other assets	(262)	148	(329)	(429)
Accounts payable	(164)	371	(656)	93
Other liabilities	(3,449)	(1,251)	(3,490)	2,789

Net cash provided by operating activities	1,520	1,801	8,342	6,291

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,066)	(1,277)	(5,906)	(2,779)
Restricted cash	(458)	35	(782)	(8)
Purchase of term deposits	(32,356)	—	(32,356)	—
Deferred and contingent consideration paid for business acquisitions(1)	(4,607)	173	(5,607)	(2,796)
Payment of success fee related to business acquisition	(450)	—	(450)	—

Net cash used in investing activities	(39,937)	(1,069)	(45,101)	(5,583)

Cash flows from financing activities:
Repayment of bank loan	—	—	(40,064)	—
Cash received from share subscription receivables	—	—	—	1
Cash received from non-controlling interest	—	—	908	—
Proceeds from issuance of common share under employee option plan	489	9	4,658	532
Proceeds from issuance of common stock upon IPO		66,377	—	66,377
Deferred and contingent consideration paid for business acquisitions(1)	(4,260)	—	(9,560)	(3,245)
Prepayment of initial public offering expenses	—	(1,280)	—	(2,394)
Payment on capital lease obligations	—	(141)	—	(185)

Net cash (used in) provided by financing activities	(3,771)	64,965	(44,058)	61,086
Effect of exchange rate changes	658	653	2,597	1,229
Net (decrease) increase in cash and cash equivalents	(41,530)	66,350	(78,220)	63,023
Cash and cash equivalents at beginning of period	133,203	51,515	169,893	54,842

Cash and cash equivalents at end of period	$91,673	$117,865	$91,673	$117,865

(1)Deferred and contingent considerations relating to business acquisitions which were paid within three months or less from the acquisition date were included in the investing activities; payments made after three months from the acquisition date were included in the financing activities.

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hiSoft.com

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: hsft@ogilvy.com